Contact

www.linkedin.com/in/jesseprince23
(LinkedIn)

myhappynest.com (Company)

Top Skills

Leadership

Military

Training

Languages

Italian (Elementary)

Certifications

Online Marketing Foundations

Google AdWords Essential Training

Real Estate Broker

SEO Foundations

Content Marketing Foundations

Honors-Awards

Bronze Star Medal (2x)

Jesse Prince

Founder & Chief Executive Officer at HappyNest
Charlotte, North Carolina, United States

Summary

As the CEO of HappyNest and a seasoned commercial real estate entrepreneur, I'm passionate about making real estate investing accessible to everyone. HappyNest, our innovative investment app available on Apple and Android devices, empowers investors with any budget to grow their nest egg through quality real estate investments. With a minimum investment of just $10, we break down barriers and create a user-friendly, engaging experience for all.

HappyNest's investment portfolio consists of a diverse range of real estate assets, including suburban tech projects, mixed-use properties, multi-family development and value-add, real estate lending funds, logistics facilities, and properties leased to tenants in the cannabis industry. The investments are located across the United States, with a focus on strong logistics locations and growing industry sectors.

HappyNest's investment strategy seeks to provide principal protection while achieving attractive returns through a variety of strategies, including property value growth, organic rent growth, and effective asset management. Overall, HappyNest's portfolio offers a unique and well-rounded investment opportunity for those seeking low volatility returns, current income, and downside principal protection in the real estate industry.

My expertise spans acquisitions, dispositions, asset management, property management, valuation & feasibility underwriting, credit analysis, and real estate securities evaluation. Additionally, I possess skills in digital marketing, including search engine optimization (SEO), content strategy, Google Analytics, and PPC advertising.

Join me in redefining the world of commercial real estate investing and making it accessible to everyone. Start small. Dream big.

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Experience

HappyNest
Founder & Chief Executive Officer
February 2017 - Present (7 years 1 month)
Charlotte, North Carolina, United States

Stan Johnson Company
Associate Director | Real Estate Investment Sales
July 2013 - February 2017 (3 years 8 months)
Greater New York City Area

Bruce A Payne Associates Inc
Real Estate Investment Consultant
June 2011 - June 2013 (2 years 1 month)

HealthTronics, Inc.
Sales executive
April 2010 - December 2010 (9 months)

US Army
Troop Commander
May 2004 - April 2010 (6 years)
Fort Hood, Texas

Held various leadership positions during training and combat. Directly responsible for over 120 soldiers and $60 million in assets over multiple deployments to Iraq.

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Education

United States Military Academy at West Point
Bachelor of Science (B.S.), Leadership and Management · (2000 - 2004)

New York University
Master of Science (MS), Real Estate Finance and Investment · (2013 - 2016)